Exhibit 4(n)

AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT APPLICABLE TO LOANS

This Endorsement is part of the Employer’s Group Annuity Contract, and the same definitions apply to the capitalized terms. There are new definitions and provisions in this Endorsement which are introduced below. The provisions of this Endorsement will apply instead of any provisions to the contrary contained in the Employer’s Group Contract and the Certificate issued to a Participant. This Endorsement is subject to all the terms contained in the Group Annuity Contract and the Certificate issued to a Participant except as modified below.

In this Endorsement, “we”, “our” and “us” mean AXA Equitable Life Insurance Company.

PART I - DEFINITIONS

The following Section is replaced with the following:

SECTION 1.03 ANNUITY ACCOUNT VALUE

“Annuity Account Value” means the sum of the amounts held for the benefit of each Participant in the Investment Options. The Annuity Account Value at any time may be reduced by the amount of any forfeiture, if applicable, as described in the section “Forfeitures/Forfeiture Account.

The following Section is replaced with the following:

SECTION [1.09] CASH VALUE

Cash Value means the Annuity Account Value, less any charges that apply.

SECTION 5.01 GENERAL WITHDRAWALS

The following sentence is removed from the Section:

Transfers of Cash Value while there is an outstanding loan are limited as described in the Section, “Loans”.

The fourth paragraph of the Section is restated as follows:

SECTION 5.04 DEATH BENEFIT

The amount of the death benefit is equal to the greater of (i) the Annuity Account Value as of the Transaction Date, and (ii) the minimum death benefit. The minimum death benefit is the sum of all Contributions and loan repayments less any withdrawals and withdrawal charges (if applicable). Loans will reduce the minimum

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death benefit by the dollar amount of the loan and withdrawals will reduce the minimum death benefit on a pro rata basis. Reduction on a pro-rata basis means that we calculate the percentage of the current Annuity Account Value that is being withdrawn and we reduce the current minimum death benefit by the same percentage. The amount of any death benefit payable may be reduced by the amount of any forfeiture that may apply as reported by the Employer or the Employer’s Designee as described in the Section, “Forfeitures/Forfeiture Account”.

The first and second paragraphs of this sub-section are restated as follows:

Enhanced Death Benefit

If the Participant elects the Enhanced Death Benefit the following will apply to the amount of the death benefit instead of the amount of the death benefit described above. The amount of the death benefit will be equal to the greater of (i) the Annuity Account Value as of the “Transaction Date”, and (ii) the Enhanced Death Benefit as of the date of the Participant’s death.

On the Participation Date, the Enhanced Death Benefit is equal to the initial Contribution. Thereafter, the Enhanced Death Benefit will be reset every three years on the Participation Date anniversary to the Annuity Account Value if greater than the previously established Enhanced Death Benefit (adjusted for Contributions, loans, loan repayments and withdrawals) up to the date the Participant attains age 85. Contributions and loan repayments will increase the Enhanced Death Benefit on a dollar-for-dollar basis. Loans will reduce the Enhanced Death Benefit by the dollar amount of the loan and withdrawals will reduce the Enhanced death Benefit on a pro-rata basis, in the same manner as for the minimum death benefit described above.

The following Section is replaced with the following:

SECTION 6.01 LOANS

General:

If and as permitted by the Plan and prior to the Participant’s Annuity Commencement Date, the Participant may request a loan under the Contract by completing a Loan Request Form. The Participant’s loan is subject to the terms of the Plan and the Code. Future restrictions in the Code may require changes in the terms and availability of loans.

A Plan loan will be available only from the vested portion of the Annuity Account Value under the Contract, as reported to us by the Employer or the Employer’s Designee.

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A loan is effective on the date we specify and after we approve the Loan Request Form. The Loan Request Form together with the loan confirmation notice, will be the Participant’s loan agreement and will contain all the terms of the loan which apply, including the amount of the loan, interest rate and the repayment due dates.

Loan Amount:

In calculating the loan amount:

(i)	The Annuity Account Value is as of the Loan Effective Date.

(ii)	The loan amount requested cannot exceed the maximum loan amount permitted under the Employer’s Plan and Section 72(p) of the Code.

The minimum loan amount will be stated on the Loan Request Form. In no event will the minimum loan amount be less than $500.

The maximum loan amount is limited to the maximum amount aggregated for all plan loans which the Participant has outstanding under the Employer’s Plan. The calculation includes all the tax-qualified plans of the Employer and all of the funding vehicles under the Employer’s Plan, as required by Section 72(p) of the Code.

The maximum loan amount the Participant is permitted under the Code may not be more than the lesser of (A) or (B) below:

(A) $50,000, less the highest outstanding balance of loans under the Employer’s Plan and any other tax-qualified plan that the Participant has with the Employer during the one-year period ending on the day before the Loan Effective Date, over the outstanding balance of loans under the Employer’s Plan and any other tax-qualified plan that the Participant has with the Employer on the Loan Effective Date.

(B) The greater of (i) one half the present value of the Participant’s nonforfeitable accrued benefit under the Employer’s Plan and any other tax-qualified plan of the Employer or (ii) $10,000.

Withdrawals for Participant Loans

To effect a loan, we withdraw the loan amount from the Annuity Account Value. No Withdrawal Charges apply. The amount of the loan will not be included in calculating the Free Withdrawal Amount available under the Participant’s Certificate.

Loan Term:

The maximum loan term is five years. However, if the Participant states on the Loan Request Form that the purpose of the loan is to purchase the Participant’s principal residence the maximum loan term is thirty years. In no event may the loan term

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extend beyond the Participant’s Annuity Commencement Date. For a loan transferred from another provider with the transfer of Plan assets, the loan term for the purchase of the Participant’s principal residence is the remainder of the term of the loan transferred from another provider.

Loan Interest Rate:

The loan interest rate is subject to the terms of the Employer’s Plan.

The following applies to the Contract if it is part of a non-ERISA Plan:

(i)	Unless the Employer or Employer’s Designee has selected another interest rate as required under the Plan, we will set the annual rate at which interest on a loan will accrue daily (the “loan interest rate”). The rate will be based on the prime rate plus 1%. Such rate will be not greater than any maximum rate required under any current applicable state or Federal law.

The following applies to the Contract if it is part of an ERISA Plan:

(ii)	The Employer or Employer’s Designee must provide the loan interest rate. Such rate will be not greater than any maximum rate required under any current applicable state or Federal law.

Loan Charge:

A loan set-up charge of $25 will be deducted from the Annuity Account Value at the time the withdrawal to effect the Participant’s loan is processed. This charge will not apply to loans transferred from another provider.

On the last Friday of each calendar quarter we will deduct from the Annuity Account Value a loan recordkeeping charge of $6.25 for each loan transferred from another provider and for each active loan. If that Friday is a holiday, then the charge will be deducted on the last Business Day preceding that Friday.

These charges will be deducted on a pro-rata basis from the Variable Investment Options and the Guaranteed Interest Option. If there is insufficient value in these Investment Options then the required amount remaining will be deducted from the account for Special Dollar Cost Averaging. Any remaining amount will then be deducted from the Segment Type Holding Account(s), then pro-rata from the Segments, if applicable.

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Loan Repayments:

A.	Repayment schedule and repayment amount

The loan must be repaid according to the repayment schedule, which will require that substantially level amortization payments of principal and interest be made at least quarterly, unless otherwise required or permitted by law. The loan repayment amount is determined by applying the interest rate to the loan principal and taking into account the loan term.

The loan repayments may be made through payroll deductions or directly, as permitted by the Employer’s Plan.

The loan may be repaid in full at any time, including interest due.

B.	Acceleration of repayment, suspension or extension of repayment

Repayment of a loan will be accelerated and full repayment of any unpaid principal and interest will be required upon the earliest of any of the following events:

(i)	Termination of the Employer’s Plan;

(ii)	The date the Participant’s Certificate terminates;

(iii)	The Participant’s separation from service whether before or at the Participant’s retirement;

(iv)	The election and commencement of Annuity Benefits;

(v)	The Participant’s death; and

(vi)	Any date we determine that the Code requires acceleration of the loan payment so that the Federal income status of the Participant’s Certificate is not adversely affected.

We will suspend repayment of a loan or extend repayment of a loan for a specified period where required by the Code. Before we can do so we must first receive appropriate documentation, including any required approval from the Employer or the Employer’s Designee, that repayment of the Participant’s loan is eligible to be suspended or extended for a specified period of time by reason of the Participant’s leave of absence from employment with the Employer, military service, or any other reason required under the Code.

C.	Allocation of loan repayments

Loan repayments (principal and interest) will be allocated in accordance with the Contribution allocation instructions on file on the date a loan repayment is received. A loan repayment will be applied as of the date it is received by our Processing Office. We will apply payments first to interest due, with the balance applied towards repayment of the loan principal.

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Loan Defaults:

By each repayment due date, if the amount of the loan repayment is less than the amount due or the loan repayment is not received at our Processing Office, by the last day of the calendar quarter following the calendar quarter of the repayment due date, we will treat the loan as being in default. When a loan is in default, we will treat the unpaid balance of the loan at that time, including interest due but not paid, as a deemed distribution for Federal income tax purposes.

We will deduct any Withdrawal Charges that may apply on the loan default and any required tax withholding. Withdrawal Charges will not apply on a loan default of any loans transferred from another provider.

We will not treat a loan as defaulted if we receive appropriate documentation, including any required approval from the Employer or the Employer’s Designee, that repayment of the Participant’s loan may be suspended or extended for a specified period of time by reason of the Participant’s leave of absence from employment with the Employer, military service, or any other reason required under the Code.

Changes:

We have the right to change the loan terms, as long as any such change is made to maintain compliance with the terms of any laws that apply to the Contract.

SECTION 9.01 WITHDRAWAL CHARGES

The sixth paragraph of the Section is restated as follows:

“Free Withdrawal Amount” means an amount equal to 10% of the Annuity Account Value minus the total of all prior withdrawals (and associated withdrawal charges) in the current Participation Year without incurring a Withdrawal Charge. The free withdrawal amount when applicable may be changed but it will always be a percentage between 0% and 30%.

The title of the Section has been revised and the Section is restated as follows:

SECTION 9.05 TRANSFER CHARGE

We reserve the right to impose a charge with respect to any transfer among the Variable Investment Options (after the number of such transfers indicated in the section, “Transfer Rules”).

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The amount of the charge, if any, will be set forth in the Application.

AXA EQUITABLE LIFE INSURANCE COMPANY

1290 Avenue of the Americas, New York, N.Y. 10104

/s/ Mark Pearson	/s/ Karen Field Hazin
Mark Pearson,	Karen Field Hazin, Vice President
Chairman of the Board and	Secretary and Associate General Counsel
Chief Executive Officer

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